EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 31 March 2026. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Mar 2026 £m

Equity
Ordinary shareholders’ equity	42,072
Other equity instruments	5,947
Non-controlling interests	212
Total equity	48,231

Indebtedness
Subordinated liabilities	8,868
Debt securities
Debt securities in issue at amortised cost	91,884
Liabilities designated at fair value through profit or loss	4,160
Total debt securities	96,044
Total indebtedness	104,912

Total capitalisation and indebtedness	153,143
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2026, all indebtedness was unsecured except for £18.5 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
On 16 April 2026, the Group issued GBP 500 million of subordinated liabilities. There have been no redemptions of subordinated liabilities since 31 March 2026.
There have been no issuances or redemptions of debt securities since 31 March 2026.
There have been no issuances or redemptions of other equity instruments since 31 March 2026.
There has been no material change in the information set forth in the table above since 31 March 2026.